Exhibit 99.1

Foresight: Eye-Net Signs Commercial Agreement with Pango to
Protect up to Three Million Road Users in Israel

Pango, the leading parking, smart mobility, vehicle and road services and payment application in Israel, will integrate and market Eye-Net™ Protect Family of Products

Ness Ziona, Israel – September 28, 2022 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in automotive vision systems, announced today that its wholly owned subsidiary, Eye-Net Mobile Ltd. (“Eye-Net”), has signed a five-year commercial cooperation agreement with Pango Pay & Go Ltd. (“Pango”). Pango is the developer of the leading mobility-as-a-service (MaaS) parking, vehicle, road services and payment application in Israel. Over the last several years, the Pango app has become synonymous with driver and vehicle solutions. The Pango app is one of the most widespread Israeli applications in terms of the number of downloads and frequency of use.

Pursuant to the agreement, the parties will cooperate to integrate Eye-Net™ Protect products into Pango’s app as a software development kit (SDK). The integration will enable Pango app users who completed the onboarding process, to use the service operated by Eye-Net through the app, which is intended to provide a layer of protection to Pango’s users, potentially preventing accidents by alerting drivers and road users about oncoming collisions. The potential large-scale deployment of Eye-Net™ Protect into Pango’s app may allow the integrated solution to protect the lives of millions of users in Israel.

As part of the agreement, Pango will serve as Eye-Net’s distributor in Israel and as the Israel Community Manager of Eye-Net Products. In its role as Israel Community Manager, Pango will lead Eye-Net’s business development efforts in the Israeli market and will introduce the company to its commercial partners in Israel and will be entitled to a portion of the proceeds derived from the sale of Eye-Net products in Israel. In addition, Pango will be entitled to 50% of third-party revenues received by Eye-Net for services provided in Israel. Moreover, Pango will be granted options to purchase 2,500 ordinary shares, 0.01 par value per share of Eye-Net, constituting, if exercised in full, 2.22% of Eye-Net's issued and outstanding share capital on a fully diluted basis at an exercise price which reflects a $40 million company valuation.

Upon the successful integration of Eye-Net™ Protect into Pango’s app, Pango will release an updated version of its app, which will include the integrated Eye-Net SDK, to its millions of users in Israel. The updated app will also be available for download on all relevant application stores. The new integrated solution will include the free-of-charge Eye-Net Protect feature and a potential shared revenue stream derived from offering the premium Eye-Net Protect Plus feature for a monthly subscription fee. Pango will collect the monthly fee from the end user on behalf of Eye-Net and will receive 50% of the aggregate price per user.

”As the leading smart mobility app in Israel, we are excited to enter into a commercial agreement with Eye-Net that will allow us to offer an innovative solution to more than 3 million Pango users and potentially help make Israel’s roads safer,” said Roy Elbaz, CEO of Pango.

“During the past year, Eye-Net has focused on commercializing the Eye-Net Protect family of products in order to prove its outstanding potential in reducing the number of injuries and fatalities in road accidents. Collaborating with a strong partner like Pango will enable us to reach a critical mass of users, and we are grateful to have them as a partner in this endeavor,” said Dror Elbaz, COO and deputy CEO of Eye-Net Mobile. “This partnership will allow us to change the road safety paradigm in Israel, as we offer a comprehensive solution to protect not only drivers but also the most vulnerable road users, such as cyclists and pedestrians, using widely available cellular communication technologies. I believe that together we will set the mark on a new road safety model.”

Eye-Net™ Protect is an intuitive and easy-to-use mobile application that provides real-time pre-collision alerts to drivers and vulnerable road users. The Eye-Net™ solution suite enhances road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Eye-Net Mobile, please visit www.eyenet-mobile.com, or follow the Company’s LinkedIn page, Eye-Net Mobile; Twitter, @EyeNetMobile1; and Instagram channel, Eyenetmobile1, the contents of which are not incorporated into this press release.

About Pango

Pango, the super app providing comprehensive payment solutions for a variety of means of transportation for passengers and drivers in Israel, started its activities in 2007, and today provides services to approximately three million customers.

The app enables parking payment services in parking lots and paid parking urban areas. It also enables payment for refueling and purchases at convenience stores located at gas stations. Pango enables payments for additional services such as public transportation in collaboration with the Moovit app, payment on toll roads, car wash, roadside services and more.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the proposed benefits of the commercial agreement with Pango, the expected benefits to the users of Eye-Net™ Protect and that Pango will lead Eye-Net’s business development efforts in the Israeli market and will introduce Eye-Net to its commercial partners in Israel. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Foresight's annual report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654

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